UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number 001-39001

Blue Hat Interactive Entertainment Technology

(Translation of registrant’s name into English)

7th Floor, Building C, No. 1010 Anling Road

Huli District, Xiamen, China 361009

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Results of Annual General Meeting of Shareholders

The Annual General Meeting of Shareholders (the “Meeting”) of Blue Hat Interactive Entertainment Technology, a Cayman Islands company (the “Company”), was held on December 8, 2020, commencing at 10:00 a.m. (local time), at the Company’s office, 7th Floor, Building C, No. 1010 Anling Road, Huli District, Xiamen, China 361009, pursuant to notice. A total of 23,476,423 shares or 64.29% of the outstanding ordinary shares voted.

The final voting results for each matter submitted to a vote of shareholders at the Meeting are as follows.

1.	To elect seven directors to the Company’s board of directors to hold office until the next annual meeting and until their successors are duly elected and qualified:

Director’s Name	Votes For	Votes Withheld
Xiaodong Chen	23,446,127	30,296
Caifan He	23,438,194	38,229
Jianyong Cai	23,434,808	41,615
Qinyi Fu	23,445,509	30,914
Jun Ouyang	23,434,925	41,498
Huibin Shen	23,438,107	38,316
Can Su	23,438,830	37,593

2.	To ratify the appointment of JLKZ CPA LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2020:

For	Against	Abstain
23,420,846	27,809	27,768

3.	To approve and adopt the Company’s 2020 Equity Incentive Plan.

For	Against	Abstain
23,425,323	47,350	3,750

Pursuant to the foregoing votes, (i) Xiaodong Chen, Caifan He, Jianyong Cai, Qinyi Fu, Jun Ouyang, Huibin Shen and Can Su were elected to serve as the Company’s board of directors to hold office until the next annual meeting and until their successors are duly elected and qualified; (ii) JLKZ CPA LLP was ratified as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2020; and (iii) the Company’s 2020 Equity Incentive Plan was approved and adopted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2020

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

By:	/s/ Xiaodong Chen
Name: Xiaodong Chen
Title: Chief Executive Officer

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